UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED
(Translation of registrant's name into English)

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020

Telephone: +86 (10) 5709 1100

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Incorporation by Reference

This Form 6-K is being incorporated by reference into the registrant’s Post-Effective Amendment No. 9 to Form S-4 on Form F-3 Registration Statement, filed with the Securities and Exchange Commission on September 23, 2010 (File No. 333-153492).

Exchange of Warrants

On October 11, 2010, Funtalk China Holdings Limited (the "Company") entered into a warrant exchange agreement with each of Capital Ally Investments Limited ("Capital Ally") and ARCH Digital Holdings Limited ("Arch") , pursuant to which each of Capital Ally and Arch exchanged 113,062 of the Company's Class A warrants and 1,700,000 of the Company's Class B redeemable warrants, which represent all of the Class A warrants and Class B redeemable warrants that each Capital Ally and Arch held as of October 11, 2010, for 729,157 of the Company's ordinary shares (an aggregate of 1,458,314 ordinary shares).  No other consideration was paid for the exchange and no third parties were paid any fees in connection with the exchange.  The transactions were closed and the ordinary shares were issued to Capital Ally and Arch on October 12, 2010. In connection with the exchange, Capital Ally agreed to not sell 680,000 of the ordinary shares received in the exchange until July 11, 2011.  The 226,124 Class A warrants and 3,400,000 Class B redeemable warrants received by the Company in the exchange will be canceled.

Capital Ally and its affiliated entities and Arch and its affiliated entities are stockholders of the  Company who own an aggregate of approximately 59.8% and 29.5%, respectively, of the Company's outstanding ordinary shares.  In addition, Kuo Zhang and Dongping Fei, officers of the Company, are shareholders of Capital Ally and/or its affiliates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 15, 2010

FUNTALK CHINA HOLDINGS LIMITED

By:	/s/ Kim Chuan (“Jackie”) Leong
Name: Kim Chuan (“Jackie”) Leong
Title: Chief Financial Officer